BRITISH COLUMBIA

CERTIFIED A TRUE COPY

This 9 day of September 03

Solicitor

STEWART L. LOCKWOOD
Barrister & Solicitor
West Hastings Street
Vancouver, BC V6C 2W2

NUMBER: **229101**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

LEVELLAND ENERGY & RESOURCES LTD.

has this day changed its name to

ENDEAVOUR GOLD CORP.

***Issued** under my hand at Victoria, British Columbia on August 27, 2002*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

AUG 27 2002

[signature]

JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19
(Section 348)

PROVINCE OF BRITISH COLUMBIA

Certificate of
Incorporation No. **229101**

COMPANY ACT

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: **LEVELLAND ENERGY & RESOURCES LTD.**
Date resolution passed: **JULY 25, 2002**

Resolution:

RESOLVED, as Special Resolutions THAT:

1. the name of the Company be changed from Levelland Energy & Resources Ltd. to Endeavour Gold Corp. AND THAT paragraph 1 of the Memorandum of the Company be altered to read as follows:

2. all of the 20,000,000 common shares without par value be consolidated into 5,000,000 common shares without par value, every four of such shares before consolidation being consolidated into one share;

3. the authorized capital be increased from 5,000,000 common shares without par value to 100,000,000 common shares without par value AND THAT paragraph 2 of the Memorandum of the Company be altered to read as follows:

The Memorandum as altered is attached.

Certified a true copy the 19 day of August, 2002.

(Signature) [signature]
(Relationship to Company) Director

COMPANY ACT

ENDEAVOUR GOLD CORP.

ALTERED MEMORANDUM

(as altered by special resolution
passed July 25, 2002)

1.	The name of the Company is Endeavour Gold Corp.

2.	The authorized capital of the Company consists of 100,000,000 common shares without par value.